GENERAL MONEY MARKET FUND, INC.
STATEMENT OF INVESTMENTS
August 31, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit - 38.9%	Principal Amount ($)		Value ($)
American Express Bank FSB (Yankee)			
3.30%, 9/6/2005	85,000,000		85,000,000
American Express Centurion Bank (Yankee)			
3.30%, 9/6/2005	100,000,000		100,000,000
Banco Bilbao Vizcaya Argentaria (Yankee)			
3.39%, 9/22/2005	270,000,000		270,000,000
Calyon (New York Branch) (Yankee)			
3.61%, 10/12/2005	238,000,000		238,000,000
Credit Suisse (Yankee)			
3.61%, 10/27/2005	240,000,000		240,000,000
Credit Suisse First Boston (Yankee)			
3.30%, 9/6/2005	150,000,000		150,000,000
DEPFA Bank PLC (Yankee)			
3.62%, 10/28/2005	300,000,000		300,000,000
First Tennessee Bank			
3.42% - 3.61%, 9/9/2005 - 10/11/2005	81,000,000		81,000,000
HSBC Bank PLC (London)			
3.73%, 11/16/2005	125,000,000		125,000,000
Natexis Banques Populares (Yankee)			
3.39% - 3.61%, 9/22/2005 - 10/13/2005	400,000,000		400,000,000
Northern Rock PLC (London)			
3.40% - 3.73%, 9/22/2005 - 11/16/2005	175,000,000		175,000,000
Royal Bank Of Canada (Yankee)			
3.27%, 9/7/2005	250,000,000		250,000,207
Royal Bank Of Scotland (London)			
3.41%, 9/9/2005	160,000,000		160,000,177
Royal Bank Of Scotland (Yankee)			
3.28%, 9/6/2005	25,000,000		25,000,000
Societe Generale (London)			
3.28%, 9/7/2005	50,000,000		50,000,000
Societe Generale (Yankee)			
3.61%, 10/12/2005	300,000,000		300,000,000
Svenska HandelsBanken (Yankee)			
3.27%, 9/9/2005	50,000,000		50,000,000
Washington Mutual Bank			
3.62%, 10/28/2005	270,000,000		270,000,000
Total Negotiable Bank Certificates of Deposit			
(cost $3,269,000,383)			**3,269,000,383**
Commercial Paper - 40.3%			
Amstel Funding Corp.			
3.45%, 9/26/2005 - 9/30/2005	230,092,000	a	229,515,804
Amsterdam Funding Corp.			
3.41%, 9/9/2005	70,100,000	a	70,047,191
ASB Bank Ltd.			
3.62%, 10/26/2005	50,000,000		49,726,146
Atlantis One Funding Corp.			
3.33%, 9/8/2005	31,083,000	a	31,063,055
Bank Of America Corp.			
3.41%, 9/15/2005	225,000,000		224,703,375
Barclays US Funding			
3.44%, 9/26/2005	40,000,000		39,905,278
Bear Stearns Cos.			
3.43%, 9/8/2005	145,000,000		144,903,857
Beethoven Funding Corp.			
3.41% - 3.65%, 9/2/2005 - 10/4/2005	364,237,000	a	363,616,518
Beta Finance Inc.			
3.62%, 10/27/2005	23,000,000	a	22,871,558
Bryant Park Funding LLC			
3.62%, 10/5/2005	42,239,000	a	42,095,387
CAFCO LLC			
3.27%, 9/7/2005	50,000,000	a	49,973,000
CC USA			
3.40%, 9/21/2005	50,000,000	a	49,906,389
Charta			
3.27% - 3.45%, 9/6/2005 - 9/23/2005	175,000,000	a	174,798,250
CRC Funding			
3.27% - 3.41%, 9/7/2005 - 9/8/2005	190,000,000	a	189,886,675
Deutsche Financial LLC			
3.55%, 9/1/2005	100,000,000		100,000,000
General Electric Capital Corp.			

3.39%, 9/19/2005	50,000,000		49,916,000
General Electric Co.			
3.41%, 9/9/2005	344,000,000		343,740,853
Grampian Funding LLC			
3.45% - 3.74%, 9/26/2005 - 11/16/2005	379,600,000	a	377,067,617
Harrier Finance Funding			
3.62%, 10/25/2005	15,000,000	a	14,919,225
HSBC USA Inc.			
3.41%, 9/6/2005	170,000,000		169,919,958
K2 Corp.			
3.40%, 9/20/2005	27,700,000	a	27,650,732
Links Finance Corp.			
3.40%, 9/21/2005	100,000,000	a	99,812,778
Northern Rock PLC			
3.62%, 10/26/2005	64,200,000		63,848,371
Sigma Finance			
3.40% - 3.45%, 9/21/2005 - 9/29/2005	287,000,000	a	286,331,888
Solitaire Funding			
3.40%, 9/21/2005	25,000,000	a	24,953,194
UBS Finance (DE) Inc.			
3.56%, 9/1/2005	100,000,000		100,000,000
Windmill Funding Corp.			
3.41%, 9/9/2005	41,680,000	a	41,648,601
Total Commercial Paper			
(cost $3,382,821,702)			**3,382,821,702**
Corporate Notes - 17.7%			
Bank Of America			
3.57%, 1/19/2006	150,000,000	b	150,000,000
Commonwealth Bank of Australia			
3.61%, 8/24/2010	45,000,000	b	45,000,000
Fifth Third Bancorp			
3.60%, 11/23/2009	100,000,000	b	100,000,000
Harrier Finance Funding			
3.55% - 3.62%, 10/25/2005 - 4/13/2006	241,000,000	a,b	240,996,248
Lehman Brothers Inc.			
3.56%, 2/23/2006	101,000,000	b	101,000,000
Morgan Stanley			
3.52%, 2/3/2011	100,000,000	b	100,000,000
Royal Bank Of Scotland			
3.58%, 4/21/2010	210,000,000	b	210,000,000
Skandinaviska Enskilda Banken			
3.59%, 1/23/2006	120,000,000	b	119,998,992
SwedBank			
3.47%, 9/1/2006	250,000,000	b	249,992,098
Toyota Motor Credit Corp			
3.56%, 8/8/2006	66,000,000	a,b	66,000,000
Wells Fargo & Co.			
3.49%, 7/3/2011	100,000,000	b	100,000,000
Total Corporate Notes			
(cost $1,482,987,338)			**1,482,987,338**
Time Deposits - 4.2%			
KBC Bank (Grand Cayman)			
3.58%, 9/1/2005	200,000,000		200,000,000
Key Bank (Grand Cayman)			
3.56%, 9/1/2005	100,000,000		100,000,000
State Street Bank & Trust Co. (Grand Cayman)			
3.57%, 9/1/2005	53,000,000		53,000,000
Total Time Deposits			
(cost $353,000,000)			**353,000,000**
Total Investments (cost $8,487,809,423)	**101.1%**		**8,487,809,423**
Liabilities, Less Cash and Receivables	**(1.1%)**		**(94,782,428)**
Net Assets	**100.0%**		**8,393,026,995**

a Secutities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be
resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2005,
these securities amounted to $2,403,154,110 or 28.6% of net assets.
b Variable interest rate - subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.